UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 29, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Masimo Corporation

File No. 333-142171 - CF#23814

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Masimo Corporation submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 17, 2007.

Based on representations by Masimo Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.11	through June 30, 2011
Exhibit 10.15	through June 30, 2011
Exhibit 10.24	through June 30, 2011
Exhibit 10.25	through June 30, 2011
Exhibit 10.34	through June 30, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel